ASIA ENTERTAINMENT ANNOUNCES FINAL 2011 ANNUAL CASH DIVIDEND

HONG KONG--(BUSINESS WIRE)-- Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ:AERL - News), which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, previously announced that its Board of Directors had authorized a regular semi-annual dividend of $0.10 per outstanding ordinary share each year after the release of the Company’s financial results for the six months ending June 30 (the “Six Month Dividend”), and, for each year after the release of the Company’s year-end financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year less the amount paid pursuant to the six month dividend, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend (the “Annual Dividend”).

The Company today announces the final 2011 Annual Dividend will be $0.194 per ordinary share outstanding as of April 10, 2012 and that the payment date will be April 18, 2012. Including the 2011 Six Month Dividend which was paid in September 2011, total dividends for 2011 will be $0.294 per ordinary share.

The Company previously announced that the record date for each period's dividend would be set by the Company's management to be as close as practicable to, but no less than, 15 days after the public release by the Company of the financial results for the applicable six-month period and fiscal year end and the payment date for each period's dividend would be set by the Company's management to be as close as practicable to, but no less than, 10 days after the record date. The Company’s board of directors has determined, due to holidays in Hong Kong in late March and early April of each year and the difficulty of transmitting money during that time , that the record date for each year’s Annual Dividend shall instead be set by the Company’s management to be as close as practicable to, but no less than, 30 days after the public release by the Company of the financial results for the applicable fiscal year end. The payment date shall continue to be no less than 10 days after the record date.

About Asia Entertainment & Resources Ltd.

AERL, formerly known as CS China Acquisition Corp., acquired Asia Gaming & Resort Limited (“AGRL”) on February 2, 2010. AERL is an investment holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. AERL’s VIP room gaming promoters currently participate in the promotion of three major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the Galaxy Macau Resort. Another Macau VIP gaming facility is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau, which is operated by Galaxy Casino, S.A. The third VIP gaming room is located at the Venetian Macao-Resort-Hotel on the Cotai Strip.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.